

August 26, 2011

Via E-mail
Mr. Tom Gurnee, CFO
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

> **Re: Xinyuan Real Estate Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 20, 2011**
> **File No. 1-33863**

Dear Mr. Gurnee:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Prior Comment 4

1. The correlation between your substantial cash reserves and your requirements to fund near-term land acquisitions remains unclear. In this regard, we note that your December 31, 2010, real estate property balance appears abnormally high relative to annual real estate sales and that this ratio in prior years appears significantly lower. In explaining this disparity to investors, it may be useful to provide in the liquidity section a tabular presentation of your expected sources and uses of cash. This presentation, together with a narrative description of your relevant estimates and assumption, may enable investors to understand the impact of your cash management strategies on your historical and prospective operations. Please provide us with an example of your expected future disclosure.

2. Please explain the expected impact of government policies to "slow down the growth of the residential real estate market in PRC" on the frequency and volume of future land auctions of the types of properties you desire in the near term. Explain how your expectations have influenced your cash management strategy.

3. Please further clarify for us the business purpose of the April 2010 $40 million financing. We understand that in April 2010 the government issued policies reflecting a desire to slow the growth of the residential real estate market so it remains unclear why this financing was necessary in light of market conditions and your existing cash reserves. Quantify the impact on your liquidity position had you not borrowed the $40 million. Clarify how the $40 million was actually used. Explain why your existing cash reserves could not be used to satisfy your payment obligations.

4. Please clarify how the $40 million financing served to minimize your overall cost of capital. It is unclear how you determined that your cost of capital could not have been lowered via alternative lending sources and/or through selective debt repayments using your substantial cash reserves. Explain how you determined that no financing was available at an effective rate lower than the 19% incurred on the Forum financing. It appears that the borrowing rates on your other debt agreements are significantly less.

Prior Comment 12

5. In future filings, please classify inter-company loan activity as financing transactions on your Statements of Cash Flows. See ASC 830-230-55-2.

August 9, 2011 Form 6-K

6. Please explain to us in detail why your reported gross margin increased from 21.3% at June 30, 2010, to 29.8% at June 30, 2011. Identify the specific business, economic and competitive factors that have precipitated the increase in your gross margin. This type of disclosure should also be provided in future filings.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Al Pavot, Staff Accountant at (202) 551-3738 or myself at (202) 551-3355 if you have questions regarding the comments.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Accounting Branch Chief